UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Scully Royalty Ltd.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

G7T96K107

(CUSIP Number)

Peter R. Kellogg

48 Wall Street

30th Floor

New York, New York 10005

(212) 389-5841

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7T96K107
1.	Names of Reporting Persons Peter R. Kellogg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,293,276
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,293,276
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,293,276
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8%
14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 4 ("AMENDMENT NO. 4") to Schedule 13D is being filed pursuant to Rule13d-1(f) regarding shares of the common stock, $0.001 par value per share (the "SHARES"), of Scully Royalty Ltd., a Cayman Islands corporation (the "COMPANY") that may be deemed to be beneficially owned by Peter R. Kellogg (the “Reporting Person”).

This Amendment No. 4 amends and restates the information on Schedule 13D previously filed by the Reporting Person.

Item 1.	Security and Issuer.

The class of equity security to which this Amendment No. 4 relates is the Common Stock of the Company. The address of the principal executive offices of the Issuer Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Peter Kellogg (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o IAT ReInsurance, 48 Wall Street, 30th Floor New York, New York 10005.

(c) Mr. Wells is the Chairman of IAT ReInsurance.

(d), (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Person purchased the Common Stock from available funds.
Item 4.	Purpose of Transaction.

The Common Stock was acquired by the Reporting Person for investment purposes only.

The Reporting Person does not have any plans or proposals which related to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may determine to purchase additional shares of Common Stock at any time and from time to time, subject to market and general economic conditions, and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by the Reporting Person. The Reporting Person may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by the Reporting Person may be in the open market, in a privately negotiated transaction or otherwise.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of the close of business on July 17, 2022, the Reporting Person may be deemed to beneficially own an aggregate of 5,293,276 Shares, constituting approximately 35.8% of the Shares outstanding.

(c) During the past 60 days, the Reporting Persons or related parties have purchased shares of Common Stock as set forth in the table below.

Date	Purchaser	Number of Shares Purchased	Price Per Share
July 17, 2022	Cynthia Kellogg	200,000	$[•]
July 17, 2022	IAT Reinsurance	200,000	$[•]

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE	July 20, 2022

PETER R. KELLOGG

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg